

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2024

Ismini Panagiotidi
Chief Executive Officer
Icon Energy Corp.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece

Re: Icon Energy Corp.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 26, 2024
CIK No. 0001995574

Dear Ismini Panagiotidi:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 12, 2024 letter.

Amendment No.1 to Draft Registration Statement on Form F-1

Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high, page 10

1. We note your disclosure that your Initial Vessel is currently time chartered at a floating daily rate that is linked to the Baltic Panamax Index. We also note your disclosure regarding volatility of the Baltic Dry Index. If material, please also provide such volatility information regarding the Baltic Panamax Index.

The International Dry Bulk Industry, page 58

2.   We note your response to prior comment 8, and reissue such comment in part. Please revise to disclose the date of each of the charts provided on page 59 that you attribute to Braemar plc.

Executive Compensation, page 76

3.   Please provide updated compensation disclosure for the last full financial year. Refer to Item 6.B of Form 20-F.

Index to the Consolidated Financial Statements, page F-1

4.   We note your audited financial statements are more than twelve months old. Please tell us how you comply with Item 8.A.4 of Form 20-F or provide updated audited financial statements as necessary. Refer to Instruction 2 to Item 8.A.4 of Form 20-F.

     Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Filana Silberberg